Eclipsys Corporation
Three Ravinia Drive
Atlanta, GA 30346

VIA EDGAR

April 28, 2009

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Eclipsys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Form 8-K filed February 24, 2009
File No. 0-24539

Dear Ms. Collins:

We acknowledge receipt of the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission, dated April 21, 2009, relating to the above-referenced filings. We hereby respectfully request an extension of 10 business days so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to deliver our responses to the comment letter on or before May 19, 2009.

If you have any questions or need additional information with respect to this request please do not hesitate to contact me at (404) 847-5980.

Sincerely,

/s/ W. David Morgan III
Mr. W. David Morgan III
Interim Chief Financial Officer

cc:	Ms. Christine Davis, Assistant Chief Accountant
Ms. Kari Jin, Staff Accountant
Ms. Barbara Jacobs, Associate Director
Mr. Kevin Dougherty, Staff Attorney
Brian W. Copple, Esq. (Eclipsys)
Robert M. Saman, Esq. (Eclipsys)